SECURITIES AND EXCHANGE COMMISSION
		     	     Washington, D.C. 20549

			  	  SCHEDULE 13D
		      Under the Securities Exchange Act of 1934
			        Amendment No. 5


		     	          PW Eagle, Inc.
		       		 (Name of Issuer)

			  	   Common Stock
		 	  (Title of Class of Securities)

				    69366Y108
			          (CUSIP Number)

    			     Mr. Scott B. Bernstein
			    Caxton Associates, L.L.C.
			   731 Alexander Road, Bldg. 2
			   Princeton, New Jersey 08540
			         (609) 419-1800
          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

			  	    01/05/2007
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section
240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

    Caxton International Limited

 (2) Check the Appropriate Box if a Member of a Group (See Instructions)  (a)|_|
                                                                          (b)|_|

 (3) SEC Use Only.

 (4) Source of Funds (See Instructions).
    WC

 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|

 (6) Citizenship or Place of Organization
    British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:

 (7) Sole Voting Power:
    0

 (8) Shared Voting Power:
    618,500

 (9) Sole Dispositive Power:
    0

 (10) Shared Dispositive Power:
    618,500

 (11) Aggregate Amount Beneficially Owned by Each Reporting Person.
    618,500

 (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions). |_|

 (13) Percent of Class Represented by Amount in Row (11).
     5.1%

 (14) Type of Reporting Person (See Instructions).
     CO

 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

    Caxton Associates, L.L.C.
    22-3430173

 (2) Check the Appropriate Box if a Member of a Group (See Instructions)  (a)|_|
                                                                          (b)|_|

 (3) SEC Use Only.

 (4) Source of Funds (See Instructions).
    Not Applicable

 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|

 (6) Citizenship or Place of Organization
    Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

 (7) Sole Voting Power:
    0

 (8) Shared Voting Power:
    618,500

 (9) Sole Dispositive Power:
    0

 (10) Shared Dispositive Power:
    618,500

 (11) Aggregate Amount Beneficially Owned by Each Reporting Person.
    618,500

 (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions). |_|

 (13) Percent of Class Represented by Amount in Row (11).
     5.1%

 (14) Type of Reporting Person (See Instructions).
     IA

 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

    Kovner, Bruce

 (2) Check the Appropriate Box if a Member of a Group (See Instructions)  (a)|_|
                                                                          (b)|_|

 (3) SEC Use Only.

 (4) Source of Funds (See Instructions).
    Not Applicable

 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|

 (6) Citizenship or Place of Organization
    United States

Number of Shares Beneficially Owned by Each Reporting Person With:

 (7) Sole Voting Power:
    0

 (8) Shared Voting Power:
    618,500

 (9) Sole Dispositive Power:
    0

 (10) Shared Dispositive Power:
    618,500

 (11) Aggregate Amount Beneficially Owned by Each Reporting Person.
    618,500

 (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions). |_|

 (13) Percent of Class Represented by Amount in Row (11).
     5.1%

 (14) Type of Reporting Person (See Instructions).
     IN



Item 3.  Source and Amount of Funds or Other Consideration

     Item 3 of the Schedule 13D is hereby amended and replaced by the following:

     Caxton International currently owns warrants and options to acquire shares of Common Stock. An aggregate of $226,858.25 (excluding commissions, if any) was expended for the current shares reported in a series of transactions to acquire such warrants and options. The purchase price for such acquired warrants and options was paid out of Caxton International's working capital.


Item 5.  Interest in Securities of the Issuer



Subparagraph (a) of Item 5 of the Schedule 13D is hereby amended and replaced by the following:

(a) Caxton International beneficially owns 618,500 shares of Common Stock by virtue of it's ownership of warrants to purchase 60,000 shares of Common Stock and 5,585 call options. Such shares represent approximately 5.1% of the total shares of Common Stock issued and outstanding.

Subparagraph (c) of Item 5 of the Schedule 13D is hereby amended by the addition of the following:

(c) The purchases and sales of Common Stock and options, including the exercise of options by Caxton International within the past 60 days are set forth in Schedule A.

     All such transactions were effected primarily in the open market with independent brokers and, to a lesser extent, directly with market makers utilizing the NASDAQ System, between November 6, 2006 and January 8, 2007.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 of the Schedule 13D is hereby amended by the addition of the following immediately preceding the last paragraph thereof:

     The information contained in Item 5 of this Amendment #4 is hereby incorporated by reference.

Signature


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


					Caxton International Limited

Date: 1/10/2007				/s/ Joseph Kelly
					Name: Joseph Kelly
					Title: Vice President and Treasurer

Date: 1/10/2007	 			/s/ Maxwell Quin
					Name: Maxwell Quin
					Title: Vice President and Secretary


					Caxton Associates, L.L.C.

Date: 1/10/2007	 			/s/ Scott B. Bernstein
					Name: Scott B. Bernstein
					Title: Secretary


Date: 1/10/2007				/s/ Bruce S. Kovner
					Name: Bruce S. Kovner
					Title: signed by Scott B. Bernstein
					       as Attorney-in-Fact




Schedule A

Caxton International Limited


COMMON STOCK TRANSACTIONS

			No. of Shares			Price Per Share
Trade Date		Purchased (Sold)		(Excluding Commission)

06-Nov-06		(  1,700)			35.5772
07-Nov-06		  12,500			34.7110
08-Nov-06		( 26,000)			35.8001
09-Nov-06		   4,600			36.0709
09-Nov-06		(    982)			36.4396
10-Nov-06		   5,000			35.6859
10-Nov-06		(  6,900)			36.1836
13-Nov-06		  13,282			35.0771
13-Nov-06		(    600)			35.7152
14-Nov-06		  17,120			35.9132
14-Nov-06		( 11,835)			36.0551
14-Nov-06		( 19,685)			36.1805
16-Nov-06		   7,655			35.2689
17-Nov-06		  10,000			34.2298
17-Nov-06		(  1,261)			35.0768
21-Nov-06		( 20,700)			35.4088
21-Nov-06		(    694)			35.7548
21-Nov-06		   2,500			36.2948
22-Nov-06		  14,800			37.1744
22-Nov-06		(  2,700)			37.2952
22-Nov-06		( 12,100)			37.4274
24-Nov-06		  15,000			37.1119
27-Nov-06		  15,000			36.3262
28-Nov-06		  25,000			34.6572
29-Nov-06		   9,100			34.3426
30-Nov-06		  10,000			34.2237
01-Dec-06		   9,800			34.0999
04-Dec-06		(  2,595)			34.7204
05-Dec-06		( 28,100)			34.9463
06-Dec-06		   2,000			34.5000
06-Dec-06		(  6,135)			34.7906
11-Dec-06		( 49,070)			34.8951
12-Dec-06		   4,900			34.9200
13-Dec-06		  10,000			34.4342
13-Dec-06		(117,680)			35.0242
14-Dec-06		( 55,465)			34.9108
15-Dec-06		  80,000			30.0000
15-Dec-06		  12,300			34.7105
15-Dec-06		(  1,610)			34.8716
18-Dec-06		   5,000			34.6916
20-Dec-06		   2,600			34.6615
20-Dec-06		( 44,446)			34.8140
21-Dec-06		   8,300			34.3043
21-Dec-06		( 70,700)			34.9000
21-Dec-06		(  5,900)			34.9693
21-Dec-06		(  1,600)			35.0824
22-Dec-06		  15,000			34.2681
26-Dec-06		(  1,900)			34.7211
27-Dec-06		(145,338)			35.6910
27-Dec-06		( 61,600)			36.0013
27-Dec-06		(125,000)			36.0651
28-Dec-06		  19,900			35.2510
28-Dec-06		(  9,900)			36.2119
29-Dec-06		  19,408			34.5631
03-Jan-07		( 64,689)			34.6069
04-Jan-07		(  6,800)			33.9328
05-Jan-07		( 81,300)			34.0090
05-Jan-07		( 88,879)			34.0171
08-Jan-07		(  1,000)			34.0375
08-Jan-07		( 86,101)			34.0591




OPTION TRANSACTIONS
					No. of Shares
		No. of			Underlying 	Price Per
		Options			Options		Contract
		Purchased   Type of	Purchased 	(Excluding
Trade Date	(Sold)      Option	(Sold)		Commission)

08-Nov-06	(   95)	    Call	(  9,500)	2.4526
14-Nov-06	 2,095	    Put		 209,500	0.3000
14-Nov-06	(2,095)	    Put		(209,500)	2.1000
28-Nov-06	(  500)	    Put		( 50,000)	1.6500
13-Dec-06	 2,000	    Call	 200,000	0.2500
13-Dec-06	(  484)	    Call	( 48,400)	4.8000
14-Dec-06	    10	    Call	   1,000	0.1750
20-Dec-06	 1,000	    Call	 100,000	0.1000
21-Dec-06	 1,570	    Call	 157,000	1.1000
21-Dec-06	(1,570)	    Put		(157,000)	1.2000
22-Dec-06	(1,010)	    Call	(101,000)	0.0500
27-Dec-06	 1,500	    Call	 150,000	0.3500
27-Dec-06	    40	    Call	   4,000	0.5700
27-Dec-06	 1,000	    Call	 100,000	0.1000
27-Dec-06	(1,500)	    Put		(150,000)	1.0500
27-Dec-06	(   40)	    Put		(  4,000)	1.2700
28-Dec-06	(   25)	    Put		(  2,500)	1.1000
29-Dec-06	(   50)	    Put		(  5,000)	1.6000
29-Dec-06	(   30)	    Put		(  3,000)	1.1000
03-Jan-07	 1,000	    Call	 100,000	0.1000
08-Jan-07	(1,525)	    Call	(152,500)	0.4967
08-Jan-07	    25	    Put		   2,500	1.5500
08-Jan-07	 2,715	    Put		 271,500	1.7000
08-Jan-07	(2,715)	    Put		(271,500)	1.2000



OPTION EXERCISE TRANSACTIONS

		Type of	   No. of Shares		Price Per Share
Trade Date	Option	   Purchased 	  		(Excluding Commission)

15-Dec-06	Put	   50,000			35.0000